UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.        )*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

92827P102

(CUSIP Number)

Vikram S. Pandit

Chairman and CEO

The Orogen Group LLC

One Rockefeller Plaza

Suite 2416

New York, NY 10020

(212) 332-4580

With Copies to:

David L. Caplan Vice President & General Counsel Atairos Management L.P. 620 Fifth Avenue New York, NY 10020 (646) 690-5220	Louis L. Goldberg Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4539
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102
1.	Names of Reporting Persons. Orogen Viper LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. The Orogen Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Orogen Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Vikram S. Pandit
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) IN

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos-Orogen Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) OO

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) CO

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) PN

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Atairos Partners GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) CO

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

CUSIP No. 92827P102
1.	Names of Reporting Persons. Michael J. Angelakis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(1)
14.	Type of Reporting Person (See Instructions) IN

____________________

(1)	The calculation of this percentage is based on 31,978,768 shares of Common Stock (as defined below) outstanding as of March 31, 2017, which figure is based on information set forth in the Investment Agreement (as defined below), plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined below) beneficially owned by the Reporting Person set forth above at the initial conversion rate described below.

 Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation, a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 2000 West Park Drive, Westborough, Massachusetts, 01581.

Orogen Viper LLC, a Delaware limited liability company (“OV”), owns 70,000 shares of the Issuer’s 3.875% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and 38,000 shares of the Issuer’s 3.875% Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”). The Preferred Stock is convertible by the holders of the Preferred Stock, at their option, at any time before May 3, 2024, into shares of Common Stock at an initial conversion rate of 27.77778 shares of Common Stock per share of Preferred Stock (which represents an initial conversion price of $36.00 per share), subject to certain adjustments determined in the manner set forth in the Certificates of Designations (as defined below).

Each share of Series A-1 Preferred Stock automatically converts into one share of Series A Preferred Stock upon expiry of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to this investment.

Item 2. Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a)	The term “Reporting Persons” collectively refers to:

•	OV;

•	The Orogen Group LLC, a Delaware limited liability company (“Orogen”);

•	Orogen Holdings LLC, a Delaware limited liability company (“OH”);

•	Vikram S. Pandit, a United States citizen;

•	Atairos-Orogen Holdings, LLC, a Delaware limited liability company (“AOH”);

•	Atairos Group, Inc. a Cayman Islands exempted company (“Atairos”);

•	Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”);

•	Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”); and

•	Michael J. Angelakis, a United States citizen.

(b)       The business address of OV, Orogen, OH and Vikram S. Pandit is: c/o The Orogen Group LLC, One Rockefeller Plaza, Suite 2416, New York, NY 10020, with a copy to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017. The business address of AOH, Atairos, AP, APGP and Michael J. Angelakis is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010, with a copy to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017.

(c)       Orogen is an operating company that seeks to build businesses (including through investments and joint ventures) by capitalizing on opportunities in a changing financial services environment. Orogen is the sole member of OV. Vikram S. Pandit is the Chairman and Chief Executive Officer of Orogen. OH and AOH are the members of Orogen and jointly control the investment decisions of Orogen. Vikram S. Pandit controls a majority of the voting power of OH. Current information concerning the identity and background of the members of OH is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Statement. Atairos, an independent private company focused on supporting growth-oriented businesses across a wide range of industries, is the sole voting shareholder of AOH.

Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos. The board of directors of Atairos and APGP consists of Michael J. Angelakis, Alexander D. Evans, David L. Caplan and Clare McGrory, each of whom is also an executive officer of Atairos and APGP. Current information concerning the identity and background of the directors and executive officers of Atairos and APGP is set forth on Schedule A hereto.

Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. APGP is the general partner of AP, which is the sole voting shareholder of Atairos.

(d)       During the last five years, none of the Reporting Persons nor any manager, executive officer, or director, as applicable, of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons nor any manager, executive officer, or director, as applicable, of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. Alexander D. Evans, David L. Caplan and Clare McGrory are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchase of the Preferred Stock was capital contributed by the shareholders of Atairos and by the members of OH.

The disclosures under Item 6 are incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Preferred Stock and acquired beneficial ownership of the Common Stock issuable upon conversion of the Preferred Stock with the intent to hold the securities for investment purposes.

Consistent with these investment purposes, the Reporting Persons, including Vikram S. Pandit, the director appointed to the Board at the Closing (as defined below) pursuant to OV’s director election and nomination rights under the Investment Agreement (as defined below) and the Series A Certificate of Designations (as defined below), may have discussions with management and other members of the Board from time to time, and may make suggestions and give advice to the Issuer, including with respect to strategic matters.

The disclosures under Item 6 are incorporated herein by reference.

The Reporting Persons will acquire additional securities of the Issuer if the Issuer elects to exercise its right, commencing August 1, 2018, to pay dividends on the Preferred Stock in the form of shares of Common Stock instead of cash.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons intend to continuously review the investment in the Issuer, and may in the future determine (subject to the terms of the Investment Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, including any shares of Common Stock received by them as dividends on the Preferred Stock, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)  The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Certificates of Designations (as defined below) and the Investment Agreement (as defined below), the Reporting Persons are the beneficial owners of 3,000,000 shares of Common Stock, which represents the number of shares of Common Stock issuable upon conversion of the Preferred Stock at the initial conversion rate described above. Such number of shares of Common Stock represent 8.6% of the shares of Common Stock outstanding based on 31,978,768 shares of Common Stock outstanding as of March 31, 2017 (exclusive of shares of Common Stock issuable pursuant to equity awards granted under the Company’s equity plans), which figure is based on information set forth in the Investment Agreement, plus the 3,000,000 shares of Common Stock issuable upon the conversion of the Preferred Stock at the initial conversion rate described above.

(b)  Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)  Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e)  Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investment Agreement

On May 3, 2017, the Company entered into an investment agreement (the “Investment Agreement”) with OV, relating to the issuance to OV of the Series A Preferred Stock and Series A-1 Preferred Stock. The transactions contemplated by the Investment Agreement closed on May 3, 2017 (the “Closing”).

Board Representation. Pursuant to the terms of the Investment Agreement, in connection with the Closing, the Company’s Board of Directors (the “Board”) increased the size of the Board from nine directors to ten directors and appointed Vikram S. Pandit, a designee of OV, to the Board. For so long as any shares of Series A Preferred Stock remain outstanding and OV and its affiliates beneficially own (x) a majority of the outstanding shares of Series A Preferred Stock and (y) at least 50% of the shares of Common Stock of which OV became a beneficial owner at Closing, holders of a majority of the Series A Preferred Stock (voting separately as a class and to the exclusion of holders of all other classes of stock of the Company) will be entitled to elect a director to the Board. If OV and its affiliates cease to be entitled to exercise the election right described in the preceding sentence, for so long as OV and its affiliates continue to beneficially own at least 50% of the shares of Common Stock of which OV became a beneficial owner at Closing, the Company will, subject to certain requirements in the Investment Agreement, include a nominee of OV for election as a director, with such person to be assigned to that class of directors that the other Company director nominees are assigned to on such slate, and thereafter to renominate such individual at each meeting of stockholders electing such class of directors, and use its reasonable efforts to cause the election of each such person to the Board. OV’s right to nominate a director will terminate when OV and its affiliates beneficially own less than 50% of the Common Stock beneficially owned by OV immediately following the Closing (as equitably adjusted for any stock split, reverse stock split, combination, recapitalization or similar event with respect to the Common Stock).

Standstill. Pursuant to the Investment Agreement, OV has agreed, subject to certain exceptions, that until the later of (A) the first date on which there is no Orogen-affiliated director serving on the Board or (B) May 3, 2019, OV and its affiliates will not, among other things: (i) acquire any securities of the Company if, immediately after such acquisition, OV and its affiliates would collectively beneficially own in the aggregate more than 20.0% of the then outstanding Common Stock, (ii) propose or seek to effect any tender or exchange offer, merger or other business combination involving the Company or its securities, or make any public statement with respect to such transaction, (iii) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (iv) seek election or appointment to, or representation on, the Board other than as set forth in the Investment Agreement or the Series A Certificate of Designations (as defined below), or seek the removal of any of the Company’s directors, or (v) conduct any referendum of stockholders of the Company or make or be the proponent of any stockholder proposal.

Transfer Restrictions and Registration Rights. The Investment Agreement restricts OV’s ability to transfer the Preferred Stock or shares issuable upon conversion of the Preferred Stock (but not shares of Common Stock issued as dividends), subject to certain exceptions specified in the Investment Agreement. In particular, prior to the earlier of (A) May 3, 2019, (B) a change of control of the Company or entry into a definitive agreement that would result in a change of control of the Company and (C) the later of (i) May 3, 2018 and (ii) the first date on which there is no OV affiliated director serving on the Board, OV will be restricted from transferring or entering into an agreement that transfers the ownership of the Preferred Stock or shares issuable upon conversion of the Preferred Stock. These restrictions do not apply to, among others, transfers to affiliates.

In addition, subject to certain limitations, the Investment Agreement provides OV with certain registration rights for shares of Common Stock held by OV, including shares of Common Stock issuable upon conversion of the Preferred Stock.

The foregoing description of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which is attached here as Exhibit 2.

Certificates of Designations

On May 3, 2017, the Company filed with the Secretary of State of the State of Delaware (i) a Certificate of the Powers, Designations, Preferences and Rights of the Series A Preferred Stock (the “Series A Certificate of Designations”) and (ii) a Certificate of the Powers, Designations, Preferences and Rights of the Series A-1 Preferred Stock (the “Series A-1 Certificate of Designations” and, together with the Series A Certificate of Designations, the “Certificates of Designations”). Generally, except with respect to certain voting rights, and a conversion trigger applicable to the Series A-1 Preferred Stock described below as the “HSR Conversion,” the rights, preferences and privileges of the Series A Preferred Stock and the Series A-1 Preferred Stock are substantially identical.

The Preferred Stock has a liquidation preference of $1,000 per share. In addition, cumulative preferred dividends accumulate on the Preferred Stock at a rate of 3.875% per annum, and are payable quarterly in arrears. The payments on such dividends may be paid in cash or, at the Company’s option, in shares of Common Stock. The Company may only pay such dividends in shares of Common Stock on or after August 1, 2018, subject to an aggregate share cap and so long as the Company has paid full cumulative dividends on the Preferred Stock for all past dividend periods, and there is adequate current public information with respect to the Company and no volume limitations would apply to the resale of such shares, in each case under Rule 144 of the Securities Act of 1933.

The Preferred Stock is convertible by the holders of the Series Preferred Stock, at their option, at any time before May 3, 2024, into shares of Common Stock at an initial conversion rate of 27.77778 shares of Common Stock per share of Preferred Stock (which represents an initial conversion price of approximately $36.00 per share of Common Stock), subject to certain customary anti-dilution adjustments. If at any time after May 3, 2020, the closing sale price of Common Stock exceeds 150% of the then applicable conversion price of the Preferred Stock for at least 20 trading days during a period of 30 consecutive trading days, the Company may cause some or all of the Preferred Stock to be converted into shares of Common Stock at the then applicable conversion rate. Upon the conversion of the Preferred Stock into Common Stock, the Company is required to pay all accumulated but unpaid dividends in additional shares of common stock valued at the then applicable conversion price on the date of such conversion.

Holders of Series A Preferred Stock (but not the Series A-1 Preferred Stock) are entitled to vote generally with the holders of Common Stock on an as-converted basis. Holders of Series A Preferred Stock are also entitled to certain limited special approval rights, including with respect to amendments to the Company’s organizational documents that have an adverse effect on the Series A Preferred Stock, certain issuances of senior or pari passu securities, certain purchases, redemptions or other acquisitions of junior securities or payments, dividends or distributions thereon. In addition, so long as any shares of Series A Preferred Stock (but not the Series A-1 Preferred Stock) are outstanding and OV and its affiliates collectively beneficially own at least a majority of the shares of Preferred Stock beneficially owned by such holders immediately following the Closing, the holders of Series A Preferred Stock, voting as a separate class by majority vote, are entitled to elect one director to serve on the Board.

With certain exceptions, upon a Fundamental Change (as defined in the Certificates of Designations), holders of the Preferred Stock may require that the Company repurchase for cash all or any whole number of shares of the Preferred Stock at a per-share repurchase price equal to 100% of the liquidation preference of such shares, plus accumulated and unpaid dividends. If the Company fails to effect such repurchase, the dividend rate on the Preferred Stock will increase by 1% per annum and an additional 1% per annum on each anniversary of the date that the Company is required to effect such repurchase, during the period in which such failure to effect the repurchase is continuing, except that the dividend rate will not increase to more than 6.875% per annum. The definition of Fundamental Change includes a sale of substantially all the Company’s assets, a change of control of the Company by way of a tender offer, merger or similar event, the adoption of a plan relating to the Company’s liquidation or dissolution and certain delistings of the Company’s Common Stock, except in certain cases described in the Certificates of Designations in which the consideration received or to be received by the Company’s common stockholders in a sale or change of control transaction consists primarily of publicly listed and traded securities.

Holders of shares of Preferred Stock that are converted in connection with a Make-Whole Fundamental Change (as defined in the Certificates of Designations), are, under certain circumstances, entitled to an increase in the conversion rate for such shares of Preferred Stock based on the effective date of such event and the applicable price attributable to the event as set forth in a table contained in the Certificates of Designations. The definition of Make-Whole Fundamental Change includes a sale of substantially all the Company’s assets, a change of control of the Company by way of a tender offer, merger or similar event, the adoption of a plan relating to the Company’s liquidation or dissolution and certain delistings of its Common Stock.

If any shares of Preferred Stock have not been converted into Common Stock prior to May 3, 2024 (the “Maturity Date”), the Company will be required to repurchase such shares at a repurchase price equal to the liquidation preference of the repurchased shares plus the amount of accumulated and unpaid dividends thereon. If the Company fails to effect such repurchase, the dividend rate on the Preferred Stock will increase by 1% per annum and an additional 1% per annum on each anniversary of the Maturity Date during the period in which such failure to effect the repurchase is continuing, except that the dividend rate will not increase to more than 6.875% per annum.

Pursuant to the Certificates of Designations and the Investment Agreement, the Company has, to the fullest extent permitted by the Delaware General Corporation Law, renounced any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for the Company, on the one hand, and for OV, its director designees or their respective affiliates, as well as their respective principals, directors, general partners, officers, employees, agents and representatives acting on their behalf, on the other, except to the extent of any such opportunity which is expressly offered to, or comes to the knowledge of, any of such persons solely in his or her capacity as a member of the Board.

Holders of Series A-1 Preferred Stock have no voting rights except as required by law and with respect to amendments to the Company’s organizational documents that have an adverse effect on the Series A-1 Preferred

Stock. At such time as any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to OV’s acquisition of the Preferred Stock expires or is terminated, all shares of the Series A-1 Preferred Stock then issued and outstanding shall immediately and automatically convert on a one for one basis to shares of Series A Preferred Stock (the “HSR Conversion”). Upon such HSR Conversion, all accumulated but unpaid dividends on such shares of Series A-1 Preferred Stock immediately prior to such HSR Conversion will be converted into an equivalent amount of accumulated but unpaid dividends on shares of Series A Preferred Stock immediately following such HSR Conversion.

The foregoing descriptions of the Series A Certificate of Designations and the Series A-1 Certificates of Designations do not purport to be complete and are subject to, and qualified in their entirety by, the full texts of the Series A Certificate of Designations and the Series A-1 Certificates of Designations, copies of which are filed as Exhibits 3.1 and 3.2, respectively, to the Company’s Current Report filed on Form 8-K on May 3, 2017 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, of the Reporting Persons, dated as of May 12, 2017, among the Reporting Persons (filed herewith).

Exhibit 2: Investment Agreement, dated as of May 3, 2017, between the Company and OV (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-33625), dated May 3, 2017 and incorporated herein by reference).

Exhibit 3: Certificate of the Powers, Designations, Preferences and Rights of the 3.875% Series A Convertible Preferred Stock (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-33625), dated May 3, 2017 and incorporated herein by reference).

Exhibit 4: Certificate of the Powers, Designations, Preferences and Rights of the 3.875% Series A-1 Non-Voting Convertible Preferred Stock (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-33625), dated May 3, 2017 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2017.

OROGEN VIPER LLC

By:	THE OROGEN GROUP LLC, its sole member

By:	/s/ Vikram S. Pandit
Name: Vikram S. Pandit
Title: Chairman and Chief Executive Office

THE OROGEN GROUP LLC

By:	/s/ Vikram S. Pandit
Name: Vikram S. Pandit
Title: Chairman and Chief Executive Office

OROGEN HOLDINGS LLC

By:	/s/ Vikram S. Pandit
Name: Vikram S. Pandit
Title: Manager

VIKRAM S. PANDIT

By:	/s/ Vikram S. Pandit

ATAIROS-OROGEN HOLDINGS, LLC

By:	/s/ David L. Caplan
Name: David L. Caplan Title: Vice President

[Signature Page to Schedule 13D – Virtusa Corporation]

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis

[Signature Page to Schedule 13D – Virtusa Corporation]

SCHEDULE A

Name	Office	Principal Business Address	Citizenship

Members of Orogen Holdings LLC

Vikram S. Pandit	Chairman and Chief Executive Officer	One Rockefeller Plaza Suite 2416 New York, NY 10020	United States of America
Ruchi Madan	Managing Director	One Rockefeller Plaza Suite 2416 New York, NY 10020	United States of America
Shannon Bell	Managing Director	One Rockefeller Plaza Suite 2416 New York, NY 10020	United States of America
Kevin Wong	Principal	One Rockefeller Plaza Suite 2416 New York, NY 10020	United States of America

Directors and Officers of Atairos Group, Inc. and Atairos Partners GP, Inc.

Michael J. Angelakis	Chairman and Chief Executive Officer	40 Morris Road Bryn Mawr, PA 19010	United States of America
Alexander D. Evans	Director and Vice President	620 Fifth Avenue Rockefeller Plaza New York, NY 10020	United States of America
David L. Caplan	Director, Vice President and General Counsel	620 Fifth Avenue, Rockefeller Plaza, New York, NY 10020	United States of America
Clare McGrory	Director and Chief Financial Officer	40 Morris Road Bryn Mawr, PA 19010	United States of America